eHealth, Inc.
2625 Augustine Drive, Second Floor
Santa Clara, CA 95054

September 19, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rolf Sundwall and Mary Mast

Re: eHealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 14, 2019
File No. 000-33071

Ladies and Gentlemen:

This letter is being submitted in reference to the Securities and Exchange Commission’s letter to eHealth, Inc. dated September 5, 2019 (the “Comment Letter”).

eHealth respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before September 26, 2019.

Please contact the undersigned at (650) 210-3162 with any questions or comments you may have regarding this letter. Thank you for your assistance.

Very truly yours,

/s/ Derek N. Yung
Derek N. Yung
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Scott Giesler, Esq., eHealth, Inc.
Patrick J. Schultheis, Esq., John Randall Lewis, Esq., and Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation,
Richard Ramko, Partner, Ernst & Young LLP